September 28, 2010

H. Roger Schwall, Assistant Director
c/o Caroline Kim, Esq., Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549

Re:          Queensridge Mining Resources, Inc.
Registration Statement on Form S-1, filed August 11, 2010
File No. 333-168775

Dear Mr. Schwall:

We write on behalf of Queensridge Mining Resources, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated September 8, 2010 by H. Roger Schwall, Assistant Director of the Commission’s Division of Corporate Finance commenting on the Company’s Registration Statement on Form S-1 filed August 11, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.
If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point.  Also, to expedite our review, include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

3.	Please provide the name and address of your agent for service on your registration statement cover page, as Form S-1 requires.

Response: This information has been added to the Registration Statement cover page.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

4.	We note that you intent to apply for quotation on the OTCBB. Please provide us with updated information regarding the status of your application.

Response: The Company has not, at this time, submitted an application for quotation on the OTCBB.   The Company plans to submit the application following effectiveness of the Registration Statement.  Under its current practice, FINRA will typically not consider a market maker’s application to quote a new issue under Rule 15c2-11 unless sale of the securities to be quoted is covered by an effective registration statement and/or such securities are otherwise eligible for public sale.

The following explanatory language has been added to the Prospectus cover page and to the end of Page 29 of the Registration Statement:

“We intend to seek quotation of our common stock on the OTCBB immediately following the effectiveness of the Registration Statement of which this Prospectus is a part.”

5.
Disclose on the prospectus cover page that your sole officer/director/controlling shareholder has no technical training and no prior mining experience.  We note the related risk factor disclosure at page 8.

Response:  The following statement has been added in bold text to the cover page of the Prospectus:

“Mr. Phillip Stromer, our sole officer, sole director, and controlling shareholder, does not have any prior mining experience or any technical training as a geologist or an engineer.  Because our management does not have any training specific to the technicalities of mineral exploration, there is a higher risk our business will fail.”

In addition, minor changes have been made to the related Risk Factor disclosure on Page 8.

6.
Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus.  Also, please provide us with accompanying captions, if any.  We may have comments after reviewing these materials.

Response:  The only graphics the Company wishes to include in the Prospectus are: (1) the Location Map for the Cutwell Harbour property shown as Figure 1 on Page 26, and (2) the Claim Layout Map for the Cutwell Harbour property shown as Figure 2 on Page 27.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

7.
Ensure that your disclosure is updated, Current, consistent, and accurate.  For example, despite having only one officer/director, you refer to your executive “officers” at pages 8 and 35, and to your “directors” at page 36.  You indicate “None” under the caption “5% Shareholders” at page 36.  Also, at page 38 you provide the Commission’s former address.

Response: The references to “officers” on Page 8 and Page 35 have been changed to the singular. The beneficial ownership table on Page 36 discloses the ownership of management separately from that of other shareholders.  Other than Mr. Stromer, there are no other shareholder beneficially owning more than 5% of the Company’s issued and outstanding common stock.  The table on Page 36 has been clarified to refer to “Other 5% Shareholders.”  The Commission’s address has been corrected on Page 38.

8.
If the disclosure provided on the two Forms D filed on August 6, 2010, is incorrect, explain the reasons for the discrepancies with the disclosure which appears in the registration statement.  For example, we refer you to the disclosure on page 40 under “Recent Sales of Unregistered Securities.”

Response: The Forms D filed on August 6, 2010 erroneously list the number of shares sold in each offering as the dollar amount sold in the offerings.  Both Forms D have been amended to correct this clerical error.  The disclosure on Page 40 is accurate.

9.
You also provide disclosure that is incomplete, inconsistent, or unclear regarding your liquidity, plan of operation, and the length of time that you will be able to operate given your working capital situation and your anticipated cash burn rate.  Revise as necessary to clarify.  For example, we note the following:

•	“we will experience negative cash flow in the approximate amount of $3,000 to $4,000 per month” (page 5);

Response:  This figure reflects management’s estimate of the average monthly expenditures over the Company’s first fiscal year, taking into account the planned exploration expenses and the Company’s estimated legal and accounting expenses.  The following additional explanatory sentence has been added to Page 5:

“This figure is an estimated average, and our actual expenditures any given month may be significantly higher or lower than this estimated range.”

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

•	“Cash on hand will allow us to complete the initial work program recommended by our consulting geologist” (page 7);

Response:  The language in the risk factor on Page 7 has been modified and expanded so that it is consistent with the disclosure on Page 33 noted below.  The beginning of the risk factor on Page 7 now reads as follows:

“As of June 30, 2010, we had cash in the amount of $35,065 and working capital of $27,255 Our working capital and cash on hand will allow us to complete Phase I of  the initial work program recommended by our consulting geologist, which is expected  to cost approximately $10,614.  Generally, we estimate that our current cash on hand  will be sufficient to fund Phase I or our planned exploration program and to meet our expected legal and account expenses for the first two-three quarters of the our fiscal year beginning June 30, 2010.  We will likely require additional financing in order complete Phase II of our planned exploration program.”

•	working capital at page F-2 appears to be less than $28,000 as of June 30, 2010;

Response: The Company’s working capital figure of $27,255 has now been noted in the risk factor on Page 7 and to the discussion on Page 33 noted below.  Based on this figure, the Company estimates that it will be able to fund Phase I of the exploration plan (budgeted at $10,614) and pay its legal and accounting fees for the first 2-3 quarters of its current fiscal year without requiring additional capital.

•	phase II “will cost approximately $16,767, and is expected to commence in the late Summer or early Fall of 2011” (page 21);

Response:  This sentence is accurate, but has now been supplemented with the following language on Page 21:

“We will likely require additional financing in order complete Phase II of our planned exploration program.  We currently do not have any arrangements for financing and we may not be able to obtain financing when required.”

This language has also been added to the discussion immediately below the table on Page 24 and to the discussion regarding Phase II on Page 31.

•	“Total expenditures over the next 12 months are therefore expected to be approximately $47,000” (page 31);

Response: This statement is accurate and derives from the exploration budget plus the Company’s anticipated legal and accounting expenses. It has been moved to the Liquidity and Capital Resources discussion on Page 33 in order to make that discussion more coherent and complete.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

•
“In the event the results of our initial exploration program proves (sic) not to be sufficiently positive to proceed with further exploration on the Cutwell Harbour mineral claims, we intent to seek out and acquire interests in North American mineral exploration properties” (page 32);

Response:  This statement has been clarified by the addition of the following language on Page 32:

“In the event that any additional exploration property we may seek to acquire is unclaimed and subject to electronic staking, our acquisition cost for such property would consist of a nominal government fee.  Should we seek to acquire a currently-staked mineral claim from a private owner, or to stake a new claim in a jurisdiction that does not have an electronic staking system, we would require additional financing.  We currently do not have any arrangements for financing and we may not be able to obtain financing when required.”

The noted grammar error has also been corrected.

•
“our current cash on hand, should be sufficient to fund Phase I of our planned exploration programs and to meet our expected legal and accounting expenses for the first two-three quarters of our fiscal year beginning June 30, 2010” (page 33);

Response:  This statement on Page 33 is accurate, but it has been expanded and clarified as indicated above.

•
“our sole officer and largest shareholder [] has committed to fund our legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis.  We anticipate that [he] will fund any shortfall we may experience in funds available to pay future legal and accounting compliance expenses… .” (page 33).

Response: This statement is accurate, but its context as part of the Liquidity and Capital Resources discussion on Page 33 has been expanded and clarified as noted above.

10.	We refer you to the sixth bullet point in comment 9 of this letter. Clarify the anticipated source of funds for the potential acquisitions you reference.

Response:  This statement has been clarified by the addition of the following language on Page 32:

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

“In the event that any additional exploration property we may seek to acquire is unclaimed and subject to electronic staking, our acquisition cost for such property would consist of a nominal government fee.  Should we seek to acquire a currently-staked mineral claim from a private owner, or to stake a new claim in a jurisdiction that does not have an electronic staking system, we would require additional financing.  We currently do not have any arrangements for financing and we may not be able to obtain financing when required.”

11.
We refer you to the last bullet point in comment 9 of this letter.  Please file as an exhibit the agreement you have with Mr. Stromer in that regard, and disclose all the material details.  See Item 601(b)(10) of Regulation S-K, in particular Item 601(b)(10)(ii)(A).   Also file as an exhibit the lease agreement to which you refer at page 37 under “Certain Relationships and Related Transactions.”

Response:  Mr. Stromer’s commitment to fund legal and accounting expenses as needed through additional infusions of equity or debt capital contributions is not the subject of a written agreement, but instead reflects his commitment as the founder and largest shareholder of the Company to maintain its compliance obligations through the commitment of additional personal resources to the Company if and when needed.  The following additional language has been added on Page 33:

“Mr. Stromer’s commitment to fund legal and accounting expenses as needed through additional infusions of equity or debt capital is not the subject of a formal written agreement with us, but instead consists of his commitment to us as our founder and controlling shareholder to maintain  our compliance obligations through the future contribution of additional capital if and when needed.”

The Commercial Lease Agreement referred to on Page 37 has been added as Exhibit 10.1.

12.
Moreover, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (3) service to Queensridge as officer or director, including any deferral of compensation.  if any of the agreements have not been reduced to writing, then provide the written description of the contract in question “similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).”  Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010).  The Compliance and Disclosure Interpretations for Regulation S-K may be found at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

Response:  In response to the this comment, the following additional items have been added under Certain Relationships and Related Transactions on Page 37:

“2.           As discussed under Liquidity and Capital Resources, above, our sole officer and largest shareholder, Phillip Stromer, has committed to fund our legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis.  Mr. Stromer’s commitment to fund legal and accounting expenses as needed through additional infusions of equity or debt capital  is not the subject of a formal written agreement with us, but instead consists of  his commitment to us as our founder and controlling shareholder to maintain  our compliance obligations through the future contribution of additional capital if and when needed.

3.           Our balance sheet reflects a loan payable to related party in the amount of $1,650.  This sum reflects funds advanced by Mr. Stromer on behalf of the company, consisting of: (i) $100 advanced by Mr. Stromer and used as the opening deposit for our corporate bank account, and (ii) $1,550 in rent expenses paid on our behalf by Mr. Stromer.  There is no written agreement or any specific unwritten agreement regarding the terms of our repayment of these funds.”

Except as set forth above, there are no other such agreements.

13.
Disclose whether either Mr. Stromer or Mr. Jeanne has visited the subject property.  Also, if neither a professional geologist nor a mining engineer has physically examined the property in the field, so state in a new risk factor which discusses the resultant risks to investors.

Response:  Please see the additional risk factor inserted on Page 8.

14.	Explain to us each of the following items:

•	who prepared the registration statement;

•	what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

•	who created the business plan which is described; and

•	how and when Mr. Stromer first came to be affiliated with Queensridge.

We May have additional comments based on your responses.

Response:  The registration statement was prepared by Mr. Stromer in consultation with counsel.  The primary source for the information given in the Prospectus was the Geological Report of Richard A. Jeanne.  Mr. Stromer created the business plan based upon the exploration budget and recommendations given in Mr. Jeanne’s report.  Mr. Stromer is the founder of the Company, has served as its sole officer since its inception, and became its initial shareholder upon contribution of the Company’s initial equity capital as explained in Item 15 on Page 40.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

15.
As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves.  It appears that at least some of these acquisitions or combinations result in the change of business initially described in the prospectus filed by the start-up company with the Commission.  If accurate, and with a view toward disclosure, confirm to us that Mr. Stromer did not agree to purchase Queensridge shares or to serve as an officer of Queensridge at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity.  Also confirm that he has no such present intention, if true.

Response: Mr. Stromer did not agree to purchase Queensridge shares or to serve as an officer of Queensridge as part of a plan, agreement, or understanding that he would solicit, participate in, or facilitate sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity.  Mr. Stromer has no such present intention.

Risk Factors, page 7

16.
Please revise to eliminate any text which mitigates the risk you present, such as the statement at page 11 that you “have not experienced any difficulty with compliance of (sic) any laws or regulations… .”

Response: The noted sentence has been removed from the Risk Factor on Page 11.  The first sentence of the risk factor immediately following the one noted above has also been removed.

17.
Ensure that you risk factors are current and precise.  For example, your caption at page 12 suggests that the Sarbanes-Oxley Act of 2002 is “new” legislation, and your disclosure at page 13 suggests that you will be subject to the “Penny Stock” rules only once your shares are quoted on the OTCBB.

Response: The reference to the Sarbanes-Oxley Act of 2002 as “new” on Page 12 has been removed.  The caption of the risk factor pertaining to the “Penny Stock” rules on Page 13 has also been modified.

Plan of Distribution, page 18

18.
We note the references to potential short sales by the selling shareholders.  However, such sales are not permitted prior to the date that the registration statement is declared effective.  Please revise the disclosure accordingly.

Response:  The following introductory phrase has been added to the first sentence under Plan of Distribution on Page 18:

“Upon effectiveness of the Registration Statement of which this Prospectus is a part. . .”

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

Plan of Operations, page 31

19.
Revise the caption to refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and provide the disclosure Item 303 of Regulation S-K requires.  Refer to Q&A 110.01 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010).

Response: The caption of this Item has been changed. The Company believes the disclosure given on Pages 31 through 33 under this revised caption meets each of the requirements of Item 303 of Regulation S-K that are applicable to smaller reporting companies.

Directors, Executive Officers, Promoters and Control Persons, page 33

20.
Revise to name the airline for which Mr. Stromer serves as captain and to disclose all position(s) held for the past five years, eliminating any gaps or ambiguities as to time.  In addition, please briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Stromer should serve as our director, in light of your business structure.  Refer to Item 401(e) of Regulation S-K.

Response:  The disclosure on Page 33 has been amended to indicate that Mr. Stromer has been a captain with U.S. Airways since 2002.  Mr. Stromer is the founder of the company and was not selected by any other person, as there were no pre-existing officers or shareholders.  The following language has been added to the end of the biographical disclosure starting on Page 33:

“Mr. Stromer is our founder and initial shareholder and has served as our sole officer and director since our inception on January 29, 2010.  Mr. Stromer has no specific professional experience, qualifications, or skills that led to his appointment as our sole officer and director.”

21.	Disclose precisely when Mr. Stromer began serving in the listed capacities with Queensridge. Refer to Item 401 of Regulation S-K.

Response:  The biographical disclosure on Page 33 has been amended as shown above to indicate that Mr. Stromer has served as the Company’s sole officer and director since its inception.

Certain Relationships and Related Transactions, page 37

22.	Please provide all the required disclosure regarding any loans or other payments made by Mr. Stromer, pursuant to Item 404 of Regulation S-K.

Response:  Please see the Response to Comment No. 12, above.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

Financial Statements

Note 1 – Summary of Accounting Policies, page F-6

Nature of Business, page F-6

23.
We note your disclosure on page 5 that you have acquired a 100% interest in the Cutwell Harbour block of mineral claims.  However, we note your disclosure in this Note, and in Note 2 – Mineral Properties on page F-7, that you are “currently in the process of acquiring certain mining claims.” Please revise your disclosures to resolve this inconsistency.

Response: The first item under Note 1 of the Financial Statements and Note 2 of the Financial Statements have been modified to indicate that the Company “has acquired certain mining claims.”

Mineral Properties, page F-7

24.
We note your accounting policy disclosure indicating that you capitalize mineral property acquisition costs, including licenses and lease payments.  Tell us the extent of costs that you incurred to acquire the 100% interest in the Cutwell Harbour mineral claims, and how your accounting for such acquisition costs is consistent with your accounting policy.

Response: The Company has incurred costs of $3,000 in connection with the Cutwell Harbour claims, which included electronic staking of the properties and preparation of the geological report and exploration recommendations by the consulting geologist.  The claim was not acquired by purchase from any party, as it was situated on government land which was not the subject of an active mining claim at the time the Company acquired it.  Instead, it was electronically staked for the Company through an on-line governmental staking system.  As explained under the note entitled “Mineral Properties” on Page F-7, “Costs of exploration and the costs of carrying and retaining unproven mineral lease properties are expensed as incurred.”  Because the Cutwell Harbour properties are unproven at this time, these costs were expensed rather than capitalized.  (Please see Statement of Operations at Page F-3).  Explanatory language has been added to Note 2 on Page F-7 so that this Note now reads as follows:

“Queensridge has acquired certain mining claims. Exploration costs totaled $3,000 for the period ended June 30, 2010.  Because the Company’s mineral claims are unproven at this time, these costs were expensed.”

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

25.
We note your accounting policy disclosure discussion when you record impairment losses.  Please expand the disclosure to also discuss how you measure the impairment losses, noting the guidance in FASB ASC paragraph 360-10-35-17.

Response:  The Note on Mineral Properties at Page F-7 has been expanded to include the following additional language:

“In accordance with ASC 360-10-35-17, an impairment loss will be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset  at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.”

 Engineering Comments

Exploration Potential for the Cutwell Harbour Mineral Claims page 23
Exhibit 99.1 page 10

26.
We note your disclosure in this section, referring to exploration work performed on land in the vicinity of your property.  Pursuant to Item 102 of Regulation S-K, please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine.  Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Response:  Mr. Jeanne’s geological report has been modified on Pages 10 and 11 to clarify that the historical exploration work discussed in the report was in fact performed on the Cutwell Harbour claim group.

27.
When reporting the results of sampling and chemical analysis, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
September 28, 2010

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use table to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value or an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Response: Mr. Jeanne’s report has been modified to reflect PPM figures.  After review of the above comment, Mr. Jeanne has opined that the remainder of the bullet points are not applicable to the report.  As discussed in the report and in the body of the Registration Statement, the Company has not yet conducted a sampling program on the property.  The report references historical exploration done on the claim group and gives such information as could be obtained from the available existing historical data and documentation.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information.

Sincerely,

/s/ Puoy M. Premrirut
Puoy M. Premrirut, Esq.

Enclosure (Acknowledgment by the Company)